UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SouFun Holdings Ltd.
File No. 5-85680 - CF # 31244

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Hunt 7-A Guernsey L.P. Inc., Hunt 7-B Guernsey L.P. Inc., Hunt 6-A Guernsey L.P. Inc., Hunt 7-A GP Limited, Hunt 6-A GP Limited, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited, Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co., Limited, (collectively "Apax"), submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule 13D/A filed on June 6, 2014 relating to its beneficial ownership of common shares of SouFun Holdings Ltd.

Based on representations by Apax that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 8   through July 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary